Compass Minerals 9900 W. 109th Street Overland Park, Kansas 66210 www.compassminerals.com 913-344-9200

VIA EDGAR

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

November 21, 2014

RE:	Compass Minerals International, Inc. Form 10-K for the fiscal year ended December 31, 2013 Filed February 24, 2014 File No. 001-31921

Dear Ms. Jenkins:

Compass Minerals International Inc., a Delaware corporation (“Compass Minerals,” the “Company,” “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 16, 2014, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K ("Form 10-K") for the fiscal year ended December 31, 2013, filed February 24, 2014.  Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before our corresponding response. We respectfully reserve the right to change the wording of the example disclosures discussed below based on future changes in facts and circumstances.

Form 10-K for the Fiscal Year Ended December 31, 2013
General
1.	Please revise the Current Fiscal Year End field in the Company Data section of EDGAR to reflect your current fiscal year end.

Response: In response to the Staff’s comment, the Company has revised the Current Fiscal Year End field in its Company Data section of EDGAR.

Operations and Facilities, page 6 and 8
2.	We note your estimates of minable reserves for your Winsford, Cheshire UK operations have increased significantly from 19 to 24 years and that you have

Securities and Exchange Commission
Division of Corporation Finance

also acquired 100 million tons of reserves in Chile. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

●	Property and geologic maps

●	Description of your sampling and assaying procedures

●	Drill-hole maps showing drill intercepts

●	Representative geologic cross-sections and drill logs

●	Description and examples of your cut-off calculation procedures

●	Cutoff grades used for each category of your reserves and resources

●	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

●	A detailed description of your procedures for estimating reserves

●	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

●	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

Response:  As noted on page 6 of the Company’s Form 10-K, the 24 years for the Winsford, UK mine are estimates of remaining years of production of the recoverable mineral reserves at

Securities and Exchange Commission
Division of Corporation Finance

current rates of production.  The increase from the previously reported estimates of 19 years in 2011 and 22 years in 2012 is primarily due to a decrease in the rate of the annual production at the Winsford, UK mine based upon updated business expectations. The remaining change in the Company’s disclosure regarding its estimate of current remaining years of production for its recoverable mineral reserves resulted from using an internal estimate of the remaining estimated reserves at its Winsford, UK mine instead of an estimate based upon a third-party report.  Prior to 2013, the Company used reports from third-parties as the basis for its estimates.  In 2013, the Company used an internal estimate which it believed to be a more accurate estimate of its remaining mineral reserves at the Winsford, UK mine.  If the Company had used the estimate based upon a third-party report, the estimated recoverable mineral reserves would have been disclosed as 21 years, rather than 24 years.

In 2014, the Company received a new third-party study which supported its 2013 internal estimate of remaining mineral reserves at the Winsford, UK mine and also increased the estimated number of tons available to be mined based upon a new extraction method.  In future filings, the Company expects as a result of the new third-party study to disclose that its estimate of the current remaining years of production are greater in number than previously disclosed.

In future filings, the Company will describe its rights to its Chilean mineral resource in more detail.

As requested by the Staff, the Company has furnished to the Staff as supplemental information the applicable requested information for its Winsford mine and its rights to its Chilean mineral resource. In addition, the Company has provided a copy of its 2014 third-party study at its Winsford, UK mine.

3.
We note your mechanical evaporation facilities at Lyons, KA, Unity, SK, and Amherst, NS produce salt from brines injected and recovered from nearby salt deposits through in-situ or solution mining methods.  In future filings please provide your estimates for the duration of salt recovery operations from these facilities.

Response:  The Company respectfully acknowledges the Staff’s comment.  The Company’s evaporation facilities include Lyons, KS, Unity, SK, Amherst, NS and Goderich, ON.  These facilities account for approximately 6% of its estimated mineral reserve tons and approximately 2% of the amount of mineral reserves recorded on its balance sheet as of December 31, 2013. The Company believes that its estimates for the remaining years of production for the recoverable mineral reserves for its evaporation facilities are not material to an investor’s understanding of its business and believes no further disclosures are necessary.

4.	Please tell us supplementally if reserve estimates are available for your mechanical evaporation properties at Lyons, KA, Unity, SK, and Amherst, NS and are these reserves updated annually.

Securities and Exchange Commission
Division of Corporation Finance

Response: The Company does have reserve estimates for its mechanical evaporation properties.  These reserve estimates are updated periodically when needed or when mandated by Company policy. Salt reserves are highly stable and do not change materially over time.

5.	In future filings, please disclose the tonnage estimates for your proven and/or probable reserves associated with your mining (conventional and in-situ) properties.

Response:  In response to previous comments from the Staff, the Company has historically disclosed its reserves for each of its mines in terms of years of production at current production rates.   The Company continues to believe this is a more meaningful way of evaluating its reserves.  The Company has provided a description of its process for estimating its conventional mineral reserves and has disclosed that its estimated salt minerals interests most closely resemble probable recoverable salt reserves based on third-party data of the mineral deposits.  With respect to the Company’s in-situ properties, the Company refers you to the response to Comment No. 3 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Results of Operations, page 30
Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012, page 31

6.
Please disclose in future filings the business reasons for the changes between periods in the operating earnings (loss) line item shown on page 70 for each segment, as well as Corporate and Other.  Please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please provide us your proposed disclosures.  Refer to Item 303(a)(3) of Regulation S-K, SEC Release No. 33- 8350 and FRR 501.04.

Response: The Company respectfully acknowledges the Staff’s comment.  The Company provides detailed explanations of its segments product sales and gross profit in each of its filings.  Corporate and Other is not a material component of either product sales or gross profit.  The Company will include a discussion of material business reasons for changes in selling, general and administrative expense for each segment in future filings.  The Company believes this approach will provide for more meaningful information for investors.  Furthermore, the Company believes that providing disclosure of the business reasons for changes in operating earnings (loss) would essentially be duplicative of the disclosure included in the Company’s gross margin disclosure (which would reduce the readability and effectiveness of the disclosure) and would not result in additional meaningful information for the reader.

The Company proposes the following sample disclosure for its Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 31 of the Company’s Form

Securities and Exchange Commission
Division of Corporation Finance

10-K for the fiscal year ended December 31, 2013:

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2013 of $100.4 million increased $6.5 million or 7% compared to $93.9 million in 2012, and decreased to 8.9% from 10.0% as a percentage of sales. The increase in expense in 2013 when compared to 2012 is related to higher salt segment and corporate and other expenses of approximately $4.8 million and $2.0 million, respectively.  The salt segment and corporate and other were impacted by a restructuring charge related to a reorganization of our management during the second quarter of 2013 and higher professional services expenses each of which were approximately $1.0 million in both the salt segment and corporate and other.  In addition, the salt segment expenses were higher in 2013 due to increases in marketing expenses and selling costs related to higher sales volumes in 2013 and a reduction in variable compensation expenses in 2012 when compared to 2013 which in total accounted for approximately $3.0 million of the increase in the salt segment. Corporate and other expenses also increased due to higher compensation expenses of approximately $3.5 million which were partially offset by transition costs of approximately $3.3 million related to the retirement of our Chief Executive Officer in 2012.

Financial Statements, page 42
Notes to Consolidated Financial Statements, page 50 Note 14.  Operating Segments, page 69

7.
In future filings, please revise note (a) on page 70 to disclose for each period presented the specific types of material amounts not allocated to the operating earnings (loss) of your segments and instead included in Corporate and Other.  Please provide us your proposed disclosures. Refer to ASC 280-10-50-29 through 50-31.

Response: The Company respectfully acknowledges the Staff’s comment and it will disclose more information describing the specific types of material amounts included in its operating earnings (loss) line of Corporate and Other.

The Company proposes the following sample disclosure for note (a) of its segment footnote on page 70 of the Company’s Form 10-K for the fiscal year ended December 31, 2013:

(a)
Corporate and Other includes corporate entities, records management operations and other incidental operations and eliminations.  Operating earnings (loss) for corporate and other includes indirect corporate overhead including costs for general corporate governance and oversight, as well as costs for the human resources, information technology and finance functions.  In addition, operating earnings in 2012 include approximately $3.3 million of transition costs related to the retirement of the Company’s Chief Executive Officer.  Corporate and Other assets include deferred tax assets, deferred financing fees, investments related to the non-qualified retirement plan and other assets related to incidental operations not allocated to the operating segments.

Securities and Exchange Commission
Division of Corporation Finance

Form 10-Q for the Interim Period Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Liquidity and Capital Resources, page 24

8.
You indicate a substantial portion of your cash and cash equivalents was held by foreign subsidiaries. Please disclose in future filings the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term.

Company Response:  The Company respectfully acknowledges the Staff’s comment and in its future filings, it will include additional disclosure about the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries as compared to its total amount of cash, cash equivalents and short-term investments.

* * * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rodney L. Underdown
Rodney L. Underdown
Chief Financial Officer
and Principal Accounting Officer